02 MAY -1 AM 11:25

Grupo Dataflux, S.A. de C.V.

Date: April 29, 2002

02028737

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 4 press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

dlw 5/2

Dataflux

PriceWaterhouseCoopers Issue a new Report of Independent Auditors to Dataflux 2001 Financial Statements

Monterrey, April 29 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), today received a new Report to its 2002 audited financial statements from its external auditors, PriceWaterhouseCoopers.

Since last week Dataflux auditors received sound and complete information to eliminate two notes that appeared on its first Report dated April 15th 2002. The second or new letter was issued as of April 29th, 2002.

This event has no impact on Dataflux Financial Statements for the end of 2001 previously reported to the Mexican Stock Exchange.

Dataflux will inform within the next week new dates for its Board and Shareholders meetings in order to approve this new Report.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091